UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-35549

CUSIP NUMBER:  451730 105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 18, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ignite Restaurant Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

9900 Westpark Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Houston, Texas 77063
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, Ignite Restaurant Group, Inc. (the “Company”) will delay the filing of its Form 10-Q for the quarter ended June 18, 2012. As disclosed in the Company’s Form 8-K filed July 18, 2012 (the “Form 8-K”), following an internal assessment of its lease accounting policies, the Company (1) determined it necessary to correct non-cash errors related to its accounting treatment of certain leases and (2) commenced a detailed review of its historical accounting for fixed assets and related depreciation expense in prior periods as a private company.  Following the completion of the accounting review, the Company will restate its previously issued financial statements. Due to the timing and scope of the accounting review, the decision was made to delay the filing of the Form 10-Q for the quarter ended June 18, 2012. The Company continues to work diligently to complete the accounting review. However, the Company cannot currently estimate the exact filing date of the Form 10-Q for the quarter ended June 18, 2012.

On August 1, 2012, the Company received a waiver from the lenders under its senior secured credit facility agreeing to waive rights and remedies under the Credit Agreement arising from the delay in filing the Form 10-Q through September 17, 2012 in order to provide the Company with additional time to complete its accounting review.

As disclosed in the Form 8-K, there can be no assurance as to size and type of adjustments that may be necessary to the Company’s historical financial statements as a result of the accounting review until the review work is completed. The Company expects to file a Form 8-K with respect to the restatement promptly upon completion of its accounting review. The filing will contain (1) restated audited financial statements for the fiscal years ended December 28, 2009, January 3, 2011 and January 2, 2012, (2) restated unaudited financial statements for the twelve week periods ended March 28, 2011 and March 26, 2012, (3) revised management’s discussion and analysis of financial condition and results of operations for the fiscal years ended December 28, 2009, January 3, 2011 and January 2, 2012 and the twelve week periods ended March 28, 2011 and March 26, 2012 to reflect the restatement, and (4) a revised presentation of selected historical consolidated financial and operating data for the fiscal years ended December 31, 2007 and December 29, 2008, December 28, 2009, January 3, 2011 and January 2, 2012 and the twelve week periods ended March 28, 2011 and March 26, 2012. In connection with the restatement, the Company is also carefully reviewing potential weaknesses or deficiencies in its internal controls and disclosure controls and evaluating the implementation of necessary measures to remediate any such weaknesses or deficiencies.

This Form 12b-25 includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this Form 12b-25 is not a guarantee of future events, and that actual events and results may differ materially from those made in or suggested by the forward-looking information contained in this Form 12b-25. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “plan,” “seek,” “comfortable with,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. A number of important factors could cause actual events and results to differ materially from those contained in or implied by the forward-looking statements, including those factors discussed in our Registration Statement on Form S-1, filed on May 8, 2012 with the SEC, which can be found at the SEC’s website www.sec.gov, each of which is specifically incorporated into this Form 12b-25. Any forward-looking information presented herein is made only as of the date of this Form 12b-25, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jeffrey L. Rager	(713)	366-7500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of the changes in the results of operations for the quarter ended June 20, 2011 to the quarter ended June 18, 2012 because, as indicated above in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Company will restate its previously issued financial statements for 2011 and, therefore, is unable to prepare and review all necessary information and disclosures for such periods.

Ignite Restaurant Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 3, 2012	By	/s/ Jeffrey L. Rager
Name: Jeffrey L. Rager
Title: Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).